FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 6, 2005

MATAV HUNGARIAN
TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Flóra Rajki, Matáv IR
+36 1 457 6036
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0)207 282 2924

OFFICIAL REGISTRATION OF THE NEW NAME OF MATÁV AND ITS SUBSIDIARIES

BUDAPEST — May 6, 2005 — Matáv (NYSE: MTA.N and BSE: MTAV.BU), the Hungarian Telecommunications Company, today announced that the Court of Registry has registered the company’s name change. As a result, effective from today, May 6, 2005 the company’s name is Magyar Telekom Telecommunications Company Ltd.; abbreviated name is Magyar Telekom Ltd. (in Hungarian: Magyar Telekom Távközlési Részvénytársaság, Magyar Telekom Rt.).

At the same time, the name change of Matáv’s internet subsidiary, Axelero and its cable-TV subsidiary, MatávkábelTV has also been registered. The new company name of Axelero is T-Online Hungary Internet Service Provider Company Limited by Shares, abbreviation T-Online Hungary Ltd. The new name of MatávkábelTV is T-Kábel Hungary CableTV Servicing Limited Liability Company, abbreviation T-Kábel Hungary Ltd.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: May 6, 2005